October 1, 2018

Donald R. Riley
President and Chief Executive Officer
NCI Building Systems, Inc.
10943 North Sam Houston Parkway West
Houston, TX 77064

       Re: NCI Building Systems, Inc.
           Amendment No. 1 to
           Preliminary Merger Proxy Statement on Schedule 14A
           Filed September 18, 2018
           File No. 001-14315

Dear Mr. Riley:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form PRER 14A filed September 18, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page F-123

1. We note that you have combined the predecessor and successor periods for your consolidated and segment results of operations discussions and analyses. These presentations are inappropriate given the significant change in basis between the two periods and need to be removed. Please revise your disclosures to provide a discussion and analysis for each period presented for the successor and predecessor periods. This discussion and analysis may be supplemented with a discussion and analysis of the pro forma financial information included in this document.
 Donald R. Riley
NCI Building Systems, Inc.
October 1, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Melissa Rocha,
Senior Assistant Chief Accountant, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at
(202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                            Sincerely,
FirstName LastNameDonald R. Riley
                                                            Division of
Corporation Finance
Comapany NameNCI Building Systems, Inc.
                                                            Office of
Manufacturing and
October 1, 2018 Page 2                                      Construction
FirstName LastName